
SEC MAIL
RECEIVED
PROCESSING
NOV 2 5 2005
WASH, D.C.
199
SECTION

UNI
SECURITIES AND
Washir



05044793

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Consulting, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1813 West Harvard, Suite 432
(No. and Street)

Roseburg (City) Oregon (State) 97470 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Jackson (541) 440-3954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A. Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Consulting, LLC, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Notary Public


OFFICIAL SEAL
BECKY L. BRIGHT
NOTARY PUBLIC - OREGON
COMMISSION NO. 379599
MY COMMISSION EXPIRES MAY 16, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 25 2005
WASH., D.C. 199 SECTION

NORTHWEST CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
Northwest Consulting, LLC

We have audited the accompanying statement of financial condition of Northwest Consulting, LLC as of September 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northwest Consulting, LLC as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 8, 2005

NORTHWEST CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash	$ 133,205
Receivable from broker/dealers	9,527
Equipment and software, at cost, net of $3,036 accumulated depreciation	4,628
Other assets	975
TOTAL ASSETS	$ 148,335

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable	$ 3,901
Other liabilities	8,162
Total Liabilities	$ 12,063
Member's Capital	$ 136,272
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 148,335

The accompanying notes are an integral part of this financial statement.

NORTHWEST CONSULTING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Oregon on January 9, 2002 and is a wholly-owned subsidiary of Douglas County Individual Practice Association, Inc. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activities are the sale of securities and providing advisory services. Operations began in September, 2002.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation - Depreciation of equipment and software is provided for using various accelerated and straight line methods over three and five year periods.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OPERATING AGREEMENT

The Company's operating agreement provides that all items of income, gain, loss, deduction and credit shall be allocated to the member. Additional information is included therein.

NORTHWEST CONSULTING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2005

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2005 the Company's net capital and required net capital were $122,592 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 10%.

NOTE 4 - MARKETING AND SERVICE AGREEMENT

The Company has entered into an agreement with another broker/dealer whereby the Company will refer customers to the other broker/dealer and in return, will receive a set percentage of the retail commissions earned by the other broker/dealer through the referred customers' transactions. The terms of the agreement state that the Company may not enter into a similar agreement with another entity while this agreement is in effect. The agreement may be terminated by either party with 30 days written notice. Other terms are set therein.

NOTE 5 - EMPLOYMENT AGREEMENT

On September 16, 2002, the Company entered into an agreement with an employee that had an initial term of one year. The agreement is automatically renewable for additional one year terms unless either party sends written notice at least 90 days prior to the renewal date, or cancelled by mutual written agreement of termination. The agreement defines the employee's duties, base salary, life insurance policy and vacation days as well as other terms and is not transferable by either party.

NOTE 6 - RELATED PARTIES

As mentioned in Note 1, the Company is wholly-owned by Douglas County Individual Practice Association, Inc. (DCIPA). The Company earned all of the commissions and fees totaling $142,440 for the year ended September 30, 2005 through its relationship with DCIPA.

Effective March 1, 2002, the Company entered into an agreement with DCIPA where as, DCIPA will provide management services, as defined, to the Company and the Company will pay DCIPA direct costs of the services plus a 15% administrative fee. The initial term is three years and is automatically renewed for two successive 2-year terms unless written cancellation notice is given at least 90 days prior to the end of the current term. The Company has been paying for the services covered under this agreement directly, so no amounts have been paid or accrued to DCIPA pursuant to this agreement for the year ended September 30, 2005.

NOTE 7 - INCOME TAXES

As a single member limited liability company, the Company's income and expenses are included on the member's federal and state income tax returns. In addition, the Company, on its own, would have substantial net operating losses to offset future taxable income.

NOTE 8 - PURCHASE AGREEMENT

The Company is expected to be sold along with its Broker/dealer registration with the National Association of Securities Dealers, Inc. Although both parties have agreed to terms in principal, no signed agreement exists for this sale.